2001 ANNUAL REPORT


GROWING YOUNG
YOUNG INNOVATIONS, INC.

FINANCIAL HIGHLIGHTS

OPERATING RESULTS *(In thousands except for per share data)*	**2001**	2000	1999	% CHANGE 2000-2001
Net Sales	**$ 63,659**	$ 51,387	$ 42,712	23.9%
Income from Operations	**15,745**	13,633	11,692	15.5%
Net Income	**9,545**	8,305	7,152	14.9%
Earnings Per Share—Diluted *	**.96**	.84	.72	14.3%
Weighted Average Fully Diluted Shares Outstanding *	**9,904**	9,914	9,880	—
Earnings Before Interest, Taxes, Depreciation and Amortization	**18,833**	16,199	13,960	16.3%

* Earnings per share data and shares outstanding retroactively reflect the impact of the three-for-two stock split of the Company's Common Stock payable on March 28, 2002. All share and per share numbers give effect to such stock split. Prior to the rounding effect of the split, earnings per share increased 15% from 2000 to 2001.

FINANCIAL POSITION			
Working Capital	**$ 12,439**	$ 11,578	$ 9,438
Cash & Equivalents	**82**	—	2,511
Stockholders' Equity	**55,885**	60,437	52,137

FINANCIAL RATIOS			
Net Income to Net Sales	**15.0%**	16.2%	16.7%
Operating Income to Net Sales	**24.7%**	26.5%	27.4%

Net Sales


$42,712
$51,387
$63,659
1999
2000
2001

Net Income


$7,152
$8,305
$9,545
1999
2000
2001

Earnings Before Interest, Taxes, Depreciation and Amortization


$13,960
$16,199
$18,833
1999
2000
2001

PREFACE

Over the past few decades, Young Innovations has evolved from a small, family-owned manufacturer of preventive dental products into a growing, publicly-traded oral health care company. Although a century has passed, who we are remains fundamentally the same. Our core values continue to be the cornerstone of our success.



L TO R: ERIC STETZEL, VICE PRESIDENT, ALFRED BRENNAN, CHIEF EXECUTIVE OFFICER, PRESIDENT & CHIEF OPERATING OFFICER, GEORGE RICHMOND, CHAIRMAN OF THE BOARD, ARTHUR HERBST, EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER, DANIEL GARRICK, VICE PRESIDENT AND SEAN O'CONNOR, VICE PRESIDENT

LETTER TO
SHAREHOLDERS

Young Innovations enjoyed another strong year in 2001. Despite the difficult economy, we achieved record sales, net income and earnings per share for the fourth consecutive year as a public company. We also completed an important strategic acquisition. We were included on Forbes Magazine's list of the 200 Best Small Companies in America for the third year in a row. In addition, the Company's successful long-term track record was further recognized when George Richmond received Ernst & Young's Entrepreneur of the Year Award for the St. Louis region.

Our sales in 2001 grew to $63.7 million, an increase of 23.9% over last year. Net income increased 14.9% to $9.5 million. Earnings per share increased 14.3% to $0.96, reflective of the three-for-two stock split payable on March 28, 2002. Prior to the rounding effect of the split, earning per share increased 15%. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased to $18.8 million, up 16.3% from $16.2 million last year.

In June, we acquired the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. Biotrol has a #1 position in the market for surface disinfectants, significantly strengthening our infection control product offering. Challenge produces a number of high quality prophy pastes and gels, which augment our preventive product offering.

This past year, we spent approximately $7 million on facilities and equipment as part of our ongoing productivity and quality improvement programs. We more than doubled our manufacturing and office space in Earth City, Missouri by purchasing two adjacent buildings providing 63,000 square feet of additional space, enabling us to consolidate our Sacramento facility that manufactured Denticator products into Earth City. We are confident this investment will help support our future growth in sales and profitability.

In November, the Board of Directors authorized the repurchase of 1,050,000 shares of the Company stock from a trust controlled by George Richmond at a 16% discount to the market price. Following the completion of the transaction, the Richmond family continues to own a significant interest in the Company.

In January of 2002, we formalized our management transition plan begun several years ago. The Board approved our request for Al to assume the additional responsibilities of Chief Executive Officer.

We believe the success of our Company is a testament to our dedicated, high caliber employees, who work so hard to ensure that we continue to offer high quality, innovative products. We are also grateful to our Board of Directors, who continue to provide excellent leadership and insight as we grow.

Geo. E. Richmond

GEORGE E. RICHMOND
CHAIRMAN OF THE BOARD

Alfred E. Brennan

ALFRED E. BRENNAN
CHIEF EXECUTIVE OFFICER
PRESIDENT & CHIEF OPERATING OFFICER



During the Depression, machinist Charlie Hannah wandered into Young Dental looking for a job. He came upon Dr. Young, a brilliantly inventive dentist and physician. Dr. Young was sitting on the oil-covered floor, surrounded by all the parts of an automatic screw machine that he had dismantled — including spindles, spindle bearings, chucks, reversing mechanisms and other tiny pieces.

"Hello, Dr. Young," Charlie said. "I'm a machinist, and I'd like to apply for a job."

Dr. Young looked up at him quizzically. "Got your tools?" he asked. Charlie nodded. "Tell you what," Dr. Young said. "You reassemble this and get it running, and I'll give you a job."

Charlie set to work, and Dr. Young headed upstairs to his office. Later, Charlie proudly showed him the smoothly running machine.

Dr. Young kept his word, and Charlie got the job. Charlie kept that job until he died nearly thirty years later.

INTEGRITY

Young Innovations is built on the solid foundation of integrity. From the very beginning, when Dr. Young, a physician, dentist and inventor, founded the Company, the people of Young have stayed true to their word. We believe in standing by what we say we will do, adhering to the spirit, not just the letter, of the law, and doing what is right.

Integrity also means having the courage to say "no." As a result, we reject transactions that we believe are not in the best interests of our stockholders. Once a transaction is completed, however, we honor our commitments. Having integrity also enables us to say, "I don't know." That simple statement allows us to continue to learn in all aspects of our business and find better ways to serve our customers.

INTEGRITY IS THE BASIS OF ALL OF OUR CORE VALUES– INCLUDING INNOVATION, PERSEVERANCE AND GROWTH– AND IS WOVEN THROUGHOUT EVERYTHING WE DO.



Until the mid-1960s, prophy paste was made with pumice, a relatively mild abrasive. Then, a new, super prophy paste was introduced that used zirconium silicate, an abrasive that ranked just below diamonds on the hardness scale. The zirconium silicate started getting into the prophy angles and destroying them. George, like all prophy angle suppliers, began to get complaints about his angles wearing out too quickly.

Believing that there must be a better way, George decided to find a way to keep all prophy pastes out of the angle entirely. The vulnerable area was where the prophy cup attached to the angle. George developed a patented method to use the rubber of the cup to create a seal between the cup and the angle.

The seal also kept saliva and blood out, which became increasingly important in the early 1990s when the public grew concerned about catching infectious diseases, such as hepatitis and AIDS, from dental procedures.

George applied the same ingenuity to selling the new Triple Seal angle. He had to. He had no sales force.

He sold the angle to major dental schools on the West Coast, promising a money-back guarantee. The dental students continued using George's angles when they went into practice on their own.

While Young did not have a sales force, manufacturers of related products did. Sales representatives from the company that made the prophy paste with zirconium silicate and another company that sold a strong disinfectant were frequently responding to complaints about prophy angles failing. They quickly realized that some dentists — the ones who used Young's Triple Seal angle — never complained. To minimize customers' dissatisfaction with their own products and bolster their own sales, the other manufacturers' salespeople began pitching Young's angles.

In time, the country's dentists overwhelmingly began to use the Triple Seal angle. While only a small percentage of dental professionals had used screw-type angles previously, the ratio eventually shifted so that a vast majority used the screw-type Triple Seal angle.

INNOVATION

George Richmond has infused Young Innovations with his entrepreneurial drive to find new and better ways to improve the practice of dentistry and overall oral health. Young built its reputation on its innovative, high quality products decades ago and has continued to grow based on our ability to develop new offerings through internal product development.



New Products & Services

Young has a strong tradition of new product development, which continues to be an important component of our long-term growth plan. Over the past several years, we have developed a variety of new products and services. When creating new products, we focus heavily on the needs of patients and dental professionals to improve the clinical efficacy and productivity of the practice, as well as the overall experience of the patients.

Contra Petite Disposable Prophy Angle

We continue to improve upon our high quality, market-leading prophy angles and cups. Our proprietary manufacturing process allows us to give dental professionals the best of all worlds, including our Contra angle, which is the only disposable angle designed with a bend in its body to minimize wrist strain for clinicians. The cup attached to this angle is made of a pliable material that contours well to all the teeth's surfaces and slips easily between teeth and below the gum line. This combination of clinical benefits has helped us build a strong share position in the markets for prophy angles and prophy cups.

We introduced a Petite version of our best-selling prophy cup. This Petite prophy cup is half the length of the original prophy cup. The combination of the new Petite cup and our Contra angle offers better access to all of the regions of the mouth and makes the dental hygienists' jobs easier, and the procedure more comfortable for patients. The trick was to make an ultra-short prophy cup with all the benefits of a regular cup, including flexibility, maneuverability and good contouring — with comparable capacity to hold the prophy paste well.

As a result of our close relationship with our customers, we learned they had a need for latex-free prophy cups. After years of research, we developed a proprietary, latex-free material that replicates the performance of our popular Young prophy cups.

As with the Triple Seal angle back in the 1960s, we continue to identify needs in the industry and communicate with our customers and end-users to ensure that we meet those needs.



In 1996, George Richmond called his family together to discuss the future of Young. Did they want a family business? If not, should they sell it?

The family reflected and discussed their options and desires. They concluded that they wanted Young to not only continue, but to grow and thrive.

George knew he needed to make some bold changes to prepare the company to reach the next level. He developed a growth strategy and acquired two companies, Lorvic and Denticator, incurring a significant amount of debt for the first time. He also recruited Al Brennan to come on board to help develop a first-rate management team and help take the company public.

"We decided we wanted Young to continue to grow for another century," he explains. "It's an ambitious but not unreasonable target."

PERSEVERANCE

At Young, our strategy is to acquire companies that expand our product and service offerings to support our long-term growth and enhance our manufacturing and marketing capabilities. Acquiring and integrating companies effectively requires perseverance.



The Acquisition Process

Structuring acquisitions that meet the needs of both buyers and our shareholders requires hard work and discipline. Successfully integrating acquired companies requires patience. We work hard to develop and incorporate different perspectives to find the best business solutions, provided that people share our core values. We resist the temptation to consolidate too quickly or to make operating changes without a complete understanding of the fundamentals that drive the acquired businesses.

The Biotrol Acquisition

Our recent acquisition of the assets of the Biotrol and Challenge subsidiaries from Pro-Dex, Inc. was the latest in a series of strategic acquisitions that we have completed over the past few years. Biotrol manufactures and markets a line of infection control products. Challenge manufactures and markets a line of preventive chemical products including prophy pastes, fluoride gels and whitening products.

All acquisitions require a great deal of work. The acquisition of the Biotrol and Challenge product lines in particular presented many challenges over the three years it took to complete. A variety of deal structures were developed and rejected, and negotiations were terminated several times over the three-year period. We held to our discipline and ultimately created and completed a good transaction for everyone involved.

The infection control and preventive chemical products of Biotrol and Challenge significantly strengthen Young's infection control and preventive product offerings. We have also identified a variety of manufacturing and marketing benefits of the transaction that we believe can be achieved over time.

We will continue to expand through strategic acquisitions, building upon our strong culture and values with discipline and perseverance.



In 1999, more than 125 doctors, dentists, sociologists, and hospital and public health administrators gathered together at the University of Louisville at a symposium co-sponsored by Young.

The attendees discussed research examining the relationship between poor oral health and major public health issues such as cardiovascular disease, low birth weights and osteoporosis. They also discussed how adopting lifestyle patterns that include brushing and flossing, as well as visiting the dentist for periodic teeth cleanings, can prevent periodontal disease, possibly reducing the risk of heart disease and other health problems.

The discussions underscored the importance of oral health care to the general health of our country. Understanding macro trends in dentistry and health care is critical to driving Young's future growth.

GROWTH

Young has consistently grown by not only adapting to evolving needs in the industry, but also by actively participating in change. For decades, we have worked with the leading clinicians and researchers in the field to understand problems, and then applied our knowledge and expertise to developing solutions. We're actively involved in trade groups and academic research affecting oral health care.



Smiles Across America

George Richmond, currently Treasurer and a member of the Executive Committee of the Board of Oral Health America, is actively involved in their Smiles Across America program, which strives to provide oral health care for underserved populations across America.

The program provides dental and orthodontic services to children in communities who lack proper oral health care by bringing in major corporate financial support and rallying local dentists, students, clinics and schools. Smiles Across America kicks off in St. Louis in 2002, and has plans to add at least two more cities in 2003. Oral Health America is working closely with many corporations, churches, foundations and the mayor of St. Louis to make the pilot program a success.

George and Oral Health Care America plan to help organize the dental community so that the program eventually reaches across the country and includes year-round follow-up.

As George enters a new phase in his life, he has one overriding mission. He says, "I'd like to help the people of the United States realize that good oral health is a critical component of good overall health."

At Young, we strive to make an ongoing contribution to dentistry. We believe that understanding the link between oral health care and overall health is important to each and every one of us.



Automatic screw machine circa 1960.



Machine shop in 1976.



George Richmond at his desk in 1985.



George Richmond receiving Entrepeneur of the Year Award in St. Louis, MO in June 2001.

FINANCIAL REVIEW

General

The Company develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophy angles, prophy cups and brushes, panoramic x-ray machines, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, children's toothpastes, moisture control and infection control products. The Company believes it is the leading manufacturer and distributor of prophy angles and cups (used in teeth cleaning and polishing procedures) and dental surface disinfectants in the United States. The Company also believes it is the leading distributor of panoramic X-ray equipment in the United States.

The principal components of the Company's growth strategy are to continuously improve its operating efficiencies, to develop new products and to complete strategic acquisitions. In order to help fund the Company's strategy for growth, the Company completed an initial public offering of 3.5 million shares of its Common Stock in November 1997, resulting in net proceeds of $25.2 million. The Company used the proceeds to repay debt incurred with previous acquisitions and to fund future strategic acquisitions.

On February 27, 1998, the Company acquired the assets of Panoramic for $13.9 million cash plus 93,750 shares of the Company's Common Stock and assumed approximately $3.9 million of Panoramic's liabilities, of which $2.6 million was repaid at closing. On April 2, 1999, the Company acquired the stock of Athena for $4.2 million in cash plus $232,000 in notes payable to the previous shareholders. On June 13, 2000 the Company acquired the assets of Plak Smacker for approximately $7.1 million in cash. On June 12, 2001 the Company acquired the assets of the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol") for approximately $9.3 million in cash. The results of operations for these acquisitions are included in the consolidated financial statements since the date of acquisition. The acquisitions were accounted for as purchase transactions.

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants include in their MD&A their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

Allowance for doubtful accounts – The Company has 35% of its December 31, 2001 accounts receivable balance with two large customers (see footnote 5) with the remaining balance among numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has attempted to reserve for expected credit losses, sales returns and allowances, and discounts based upon past experience as well as knowledge of current customer information. We believe that our reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. We continuously review our reserve balance and refine the estimates to reflect any changes in circumstances, however, we cannot guarantee that we will accurately estimate credit losses on these accounts receivable.

Inventory – The Company values inventory at the lower of cost or market. Management regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory based primarily on estimated product demand and other knowledge related to the inventory. Demand for our products can fluctuate and our estimates of future product demand may move or be inaccurate, in which case we may have understated or overstated the provision required for excess or obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our provision, any significant unanticipated changes could have a significant impact on the value of our inventory and our reported operating results.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

Year Ended December 31	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	47.2	46.7	44.1
Gross profit	52.8	53.3	55.9
Selling, general and administrative expenses	28.1	26.8	28.5
Income from operations	24.7	26.5	27.4
Interest expense and other, net	.3	.2	—
Income before provision for income taxes	24.4	26.3	27.4
Provision for income taxes	9.4	10.1	10.7
Net income	15.0%	16.2%	16.7%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales

Net sales increased $12.3 million, or 23.9%, to $63.7 million in 2001 from $51.4 million in 2000. The increase was primarily attributable to the inclusion of sales of Biotrol (acquired June 12, 2001) and a full year of Plak Smacker (acquired on June 13, 2000), as well as increased sales of products in the base business.

Gross Profit

Gross profit increased $6.3 million, or 22.8%, to $33.6 million in 2001 from $27.4 million in 2000. Gross profit was favorably impacted by the acquisition of Biotrol and a full year of Plak Smacker. Gross margin decreased to 52.8% of net sales in 2001 from 53.3% in 2000. This decrease was primarily attributable to the full year inclusion of Plak Smacker sales, which typically earn lower gross margins.

Selling, General, and Administrative Expenses ("SG&A")

SG&A expenses increased $4.1 million, or 30.1%, to $17.9 million in 2001 from $13.8 million in 2000 primarily due to the inclusion of expenses of Biotrol and a full year of Plak Smacker. As a percent of net sales, SG&A expenses increased to 28.1% in 2001 from 26.8% in 2000 primarily due to higher SG&A spending at Biotrol.

Income from Operations

Income from operations increased $2.1 million or 15.5%, to $15.7 million in 2001 from $13.6 million in 2000 as a result of the factors explained above.

Interest Expense

Interest expense increased to $244,000 in 2001 from $99,000 in 2000 as a result of additional borrowings on the Company's credit facility in 2001 to fund the Biotrol acquisition as well as the stock repurchase.

Other Expense (Income), Net

Other income increased $28,000 to ($19,000) in 2001 from $9,000 in 2000 as a result of various income items including rental income, which offset other expenses.

Provision for Income Taxes

Provision for income taxes increased $755,000 in 2001 to $6.0 million from $5.2 million for 2000 primarily as a result of higher pretax income. The effective tax rate of 38.5% in 2001 compares to 38.6% in 2000. The 2001 rate reflects savings resulting from federal and state tax planning offset by the phase-in of the 35% tax rate.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales

Net sales increased $8.7 million, or 20.3%, to $51.4 million in 2000 from $42.7 million in 1999. The increase was primarily attributable to the inclusion of sales of Plak Smacker (acquired on June 13, 2000). The balance of the increase was due to higher sales of products in the base business.

Gross Profit

Gross profit increased $3.5 million, or 14.7%, to $27.4 million in 2000 from $23.9 million in 1999. Gross profit was favorably impacted by the acquisition of Plak Smacker and by the increased sales of products in the base business. Gross margin decreased to 53.3% of net sales in 2000 from 55.9% in 1999. This decrease was primarily attributable to the inclusion of Plak Smacker sales, which typically earn lower gross margins.

Selling, General, and Administrative Expenses ("SG&A")

SG&A expenses increased $1.6 million, or 12.8%, to $13.8 million in 2000 from $12.2 million in 1999 primarily due to the inclusion of expenses of Plak Smacker. As a percent of net sales, SG&A expenses decreased to 26.8% in 2000 from 28.5% in 1999 due to operating efficiencies realized from consolidating prior acquisitions and strong operating expense control.

Income from Operations

Income from operations increased $1.9 million or 16.6%, to $13.6 million in 2000 from $11.7 million in 1999 as a result of the factors explained above.

Interest Expense

Interest expense decreased to $99,000 in 2000 from $105,000 in 1999.

Other Expense (Income), Net

Other expense increased $146,000 to $9,000 in 2000 from ($137,000) in 1999 primarily due to a full year inclusion of the Company's portion of the loss from its investment in International Assembly, Inc. ("IAI") during 2000.

Provision for Income Taxes

Provision for income taxes increased $648,000 in 2000 to $5.2 million from $4.6 million for 1999 primarily as a result of higher pre-tax income. The effective tax rate of 38.6% in 2000 compares to 39.0% in 1999. The 2000 rate reflects savings resulting from federal and state tax planning.

Liquidity and Capital Resources

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $14.1 million, $7.7 million, and $8.9 million for 2001, 2000 and 1999, respectively. Capital expenditures for property, plant and equipment were $7.0 million, $2.2 million, and $1.5 million in 2001, 2000 and 1999, respectively. Capital expenditures in 2001 included $3.3 million for additional manufacturing and office space in Earth City, MO and Fort Wayne, IN, and $2.3 million for additional machinery and equipment. Consistent with the Company's historical capital expenditures, future capital expenditures are expected to include facility improvements, panoramic X-ray machines for the Company's rental program, production machinery and information systems. Other significant uses of cash over the three years are as follows:

On November 2, 2001, the Company purchased 1,050,000 shares of its Common Stock from George E. Richmond, its Chairman, for approximately $14.9 million. The purchase was financed through borrowings on the Company's credit facility.

On June 12, 2001, the Company acquired substantially all the assets of Biotrol for approximately $9.3 million in cash. The purchase price was principally financed with borrowings on the Company's credit facility and cash generated from operations.

On June 13, 2000, the Company acquired substantially all of the assets of Plak Smacker for approximately $7.1 million in cash. The purchase price was principally financed with borrowings on the Company's credit facility and cash generated from operations.

On May 17, 1999, the Company invested approximately $1.0 million in exchange for a one-third interest in IAI. The investment was principally financed with cash generated from operations. The Company has an option to purchase the remaining two-thirds interest in IAI or to sell its one-third interest back to IAI in 2002.

On April 2, 1999, the Company acquired Athena. The Company paid approximately $4.2 million in cash and issued approximately $232,000 in notes payable to the previous shareholders. The cash portion of the purchase price was principally financed with cash generated from operations and borrowings under the Company's credit line.

During March 2001, the Company entered into a one-year $20.0 million credit agreement. The agreement was amended in April and September 2001, to extend the term to three-years and increase the borrowing capacity to $40.0 million. Borrowings under the agreement bear interest at rates ranging from LIBOR + 1% to LIBOR + 2.25% or Prime to Prime + .5%. Administrative fees for this agreement range from .15% to .25% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2001, the Company was in compliance with all of these covenants. During 2001, the Company borrowed under the credit facility to finance the acquisition of Biotrol, the repurchase of Common Stock, investments in facilities and equipment and for working capital needs. At December 31, 2001, there were $16.7 million in outstanding borrowings under this agreement. Management believes through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short and long-term basis.

The Company has certain contractual obligations and / or commercial commitments. The following table represents the aggregate maturities and expiration amounts of various classes of obligations at December 31, 2001 (in thousands):

Contractual Obligations (Payments due by period)	*Total*	*Less than 1 Year*	*1-3 years*	*4-5 years*	*After 5 years*
Capital Lease Obligations	$ 322	$167	$ 155	$ —	$ —
Operating Leases (including buildings)	959	661	256	42	—
Long-Term Debt	16,700	—	16,700	—	—
Total Contractual Cash	$17,981	$828	$17,111	$42	$ —

Recent Financial Accounting Standards Board Statements

In July 2001, the Financial Accounting Standards Board adopted SFAS No. 141 "Business Combinations" and No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 as well as all business combinations for which the date of acquisition is July 1, 2001 or later to be accounted for using the purchase method of accounting. The adoption of SFAS No. 141 did not impact the consolidated financial statements of the Company.

Under SFAS No. 142, goodwill is no longer subject to amortization over its useful life; rather, it is subject to at least annual assessments of impairment. Also, under SFAS No. 142, an intangible asset should be recognized if the benefit of the intangible is obtained through contractual or other legal rights or if the intangible asset can be sold, transferred, licensed, rented or exchanged. The Company stopped amortizing goodwill effective January 1, 2002 in accordance with the provisions above. Other intangible assets will continue to be amortized over their estimated useful lives. In addition, the Company is in the process of performing its initial goodwill impairment test.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is required to be implemented by the Company by January 1, 2003. Adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements of the Company.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for the long-lived assets to be disposed of and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS No. 121. SFAS No. 144 is required to be implemented by the Company on January 1, 2003. Adoption of SFAS No. 144 will not have a material impact on the consolidated financial statements of the Company.

Quantitative and Qualitative Disclosures About Market Risk

The Company finances a portion of its working capital and capital requirements with cash from borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risks. The Company does not use derivatives to manage its interest rate risks.

Forward-Looking Statements

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included herein are "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions. These statements are not guaranties of future performance and the Company makes no commitment to update or disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those disclosed in this Annual Report and other reports filed with the Securities and Exchange Commission.

Forward-looking statements involve risk, uncertainty, and their ultimate validity is affected by a number of factors, both specific and general. Specific risk factors may be noted along with the statement itself. However, other more general risks and uncertainties which are inherent in any forward-looking statement include, but are not necessarily limited to changes in:

- Demand for the Company's products
- Relationships with strategic customers, suppliers and product distributors
- Competition in each of the Company's product lines
- Dependence on and consolidation of distributors
- Successful integration of acquisitions
- Ability to manage our growth
- Availability of acquisition candidates and the need for additional capital
- Technological change resulting in product obsolescence; dependence on new products
- Government regulation
- Concentration of suppliers
- General economic conditions
- Operational capabilities due to natural disasters or other similar unforeseen events

This listing of factors is NOT intended to include ALL potential risk factors. The Company makes no commitment to update these factors or to revise any forward-looking statements for events or circumstances occurring after the statement is issued.

At any time when the Company makes forward-looking statements, it desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. (a Missouri corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 4, 2002
(except with respect to the matter discussed in Note 22, as to which the date is March 22, 2002)

December 31 (In thousands, except share data)	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 82	$ —
Trade accounts receivable, net of allowance for doubtful accounts of $444 and $220, respectively	9,916	9,322
Inventories	7,158	6,144
Other current assets	1,848	1,498
Total current assets	19,004	16,964
Property, plant and equipment, net	18,759	13,256
Other assets	1,458	1,972
Intangible assets	44,384	37,400
Total assets	$ 83,605	$ 69,592

Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 141	$ 308
Accounts payable and accrued liabilities	6,424	5,078
Total current liabilities	6,565	5,386
Long-term debt	16,843	284
Deferred income taxes	4,312	3,485
Stockholders' equity:		
Common stock, voting, $.01 par value, 25,000,000 shares authorized, 8,921,390 and 9,756,894 shares issued and outstanding, net of treasury stock, in 2001 and 2000, respectively	89	98
Additional paid-in capital	27,828	26,060
Deferred stock compensation	(1,608)	—
Retained earnings	47,361	37,816
Common stock in treasury, at cost, 1,417,676 and 462,621 shares in 2001 and 2000, respectively	(17,785)	(3,537)
Total stockholders' equity	55,885	60,437
Total liabilities and stockholders' equity	$ 83,605	$ 69,592

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31 (In thousands, except share data)	2001	2000	1999
Net sales	$ 63,659	$ 51,387	$ 42,712
Cost of goods sold	30,017	24,000	18,825
Gross profit	33,642	27,387	23,887
Selling, general and administrative expenses	17,897	13,754	12,195
Income from operations	15,745	13,633	11,692
Interest expense	244	99	105
Other expense (income), net	(19)	9	(137)
Income before provision for income taxes	15,520	13,525	11,724
Provision for income taxes	5,975	5,220	4,572
Net income	$ 9,545	$ 8,305	$ 7,152
Basic earnings per share	$ 0.99	$ 0.85	$ 0.73
Diluted earnings per share	$ 0.96	$ 0.84	$ 0.72
Basic weighted average shares outstanding	9,662,100	9,752,237	9,848,432
Diluted weighted average shares outstanding	9,903,939	9,913,913	9,879,591

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	*Common Stock*	*Additional Paid-In Capital*	*Retained Earnings*	*Common Stock in Treasury*	*Deferred Stock Compensation*	*Comprehensive Income*	*Total*
Balance, December 31, 1998	$101	$26,050	$22,359	$ (309)	$ —		$48,201
Net income	—	—	7,152	—	—	$7,152	7,152
Common stock purchased	(3)	—	—	(3,320)	—		(3,323)
Stock options exercised	—	—	—	107	—		107
Comprehensive income						$7,152	
Balance, December 31, 1999	98	26,050	29,511	(3,522)	—		52,137
Net income	—	—	8,305	—	—	$8,305	8,305
Common stock purchased	—	—	—	(104)	—		(104)
Stock options exercised	—	10	—	89	—		99
Comprehensive income						$8,305	
Balance, December 31, 2000	98	26,060	37,816	(3,537)	—		60,437
Net income	—	—	9,545	—	—	$9,545	9,545
Common stock purchased	(9)	—	—	(14,908)	—		(14,917)
Stock options exercised	—	86	—	660	—		746
Deferred stock compensation	—	1,682	—	—	(1,682)		
Amortization of deferred stock	—	—	—	—	74		74
Comprehensive income						$9,545	
Balance, December 31, 2001	$ 89	$27,828	$47,361	$(17,785)	$(1,608)		$55,885

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 (In thousands)	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 9,545	$8,305	$7,152
Adjustments to reconcile net income to cash flows from operating activities			
Depreciation and amortization	3,165	2,694	2,270
Deferred income taxes	825	884	962
Gain on sale of equipment	—	(24)	—
Other	74	—	—
Changes in assets and liabilities			
Trade accounts receivable	663	(2,329)	354
Inventories	(56)	(1,098)	61
Other current assets	(293)	887	(236)
Other assets	514	(113)	23
Accounts payable and accrued liabilities	(295)	(1,507)	(1,685)
Net cash flows from operating activities	14,142	7,699	8,901
Cash flows from investing activities:			
Payments for acquisitions, net of cash acquired	(9,298)	(7,088)	(4,640)
Payments for investment in IAI	—	—	(1,050)
Purchases of property, plant and equipment	(6,983)	(2,176)	(1,478)
Other investing activities	—	(464)	—
Net cash flows from investing activities	(16,281)	(9,728)	(7,168)
Cash flows from financing activities:			
Payments on long-term debt	(23,561)	(9,668)	(4,843)
Borrowings on long-term debt	39,953	9,191	4,500
Proceeds from stock options exercised	746	99	107
Common stock in treasury, purchased	(14,917)	(104)	(3,323)
Net cash flows from financing activities	2,221	(482)	(3,559)
Net increase (decrease) in cash and cash equivalents	82	(2,511)	(1,826)
Cash and cash equivalents, beginning of period	—	2,511	4,337
Cash and cash equivalents, end of period	$ 82	$ —	$2,511

The accompanying notes are an integral part of these statements.

(Dollars in thousands, except share data)

1. Organization

Young Innovations, Inc. and subsidiaries (the "Company") develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophy angles, prophy cups and brushes, panoramic x-ray machines, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, children's toothpastes, moisture control and infection control products. The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Colorado, Tennessee and Texas. Export sales were less than 10% of total net sales for 2001, 2000 and 1999.

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Young Innovations, Inc. formed in July 1995 and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or market. Cost is determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straight-line method over the estimated useful lives of respective classes of assets as follows:

Buildings and improvements	3 to 40 years
Machinery and equipment	3 to 10 years
Equipment rented to others	4 to 15 years

Other Assets

On May 17, 1999, the Company acquired a one-third interest in International Assembly, Inc., a Texas corporation (IAI). The Company paid approximately $1,050 in cash for this investment. The Company has an option to purchase the remaining two-thirds interest in IAI or to sell its one-third interest back to IAI in 2002.

The Company purchases certain services from IAI at amounts less than would be paid to unrelated parties. These services totaled $830, $632 and $174 in 2001, 2000 and 1999, respectively. The investment is being accounted for under the equity method of accounting. Equity income (losses) (using a 3 month lag) is recorded net, after reduction of goodwill amortized straight-line over 10 years. Goodwill of approximately $931 is based upon the excess of the amount paid for its interest in IAI over the fair value of its portion of IAI's tangible net assets at the date of the investment. The Company's share of losses and goodwill amortization for IAI is included in other expenses and totaled $240, $203 and $80 for 2001, 2000 and 1999, respectively. The Company's portion of IAI's income (loss), net of goodwill amortization, for the fourth quarter 2001 is expected to be less than $25. The asset balance at December 31, 2001 for this investment is $527.

Other assets also include notes receivable and costs related to patents issued to the Company and patent applications. Capitalized patent costs are amortized on a straight-line basis over the estimated useful lives of the patents, generally 17 years.

Intangible Assets

Intangible assets, consisting of goodwill, are stated at cost less accumulated amortization. Amortization is determined using the straight-line method over periods ranging from 10 to 40 years.

Long-Lived Assets

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, accounts receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $1,834, $1,667 and $1,260 for 2001, 2000 and 1999, respectively.

Research and Development Costs

Research and development costs are expensed when incurred and totaled $516, $602 and $802 for 2001, 2000 and 1999, respectively.

Revenue Recognition

Revenue from the sale of products is recorded at the time of passage of title, generally when the products are shipped. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned.

Equipment Rented to Others

Since the acquisition of Panoramic in 1998, the Company owns x-ray equipment rented on a month-to-month basis to customers. Installation costs of the equipment are capitalized and amortized over four years. A liability for the removal costs of the equipment expected to be returned to the Company is included in accounts payable and accrued liabilities at December 31, 2001 and 2000.

Other Expense (Income)

Other expense (income) includes the Company's portion of losses from its investment in IAI, interest income, rental income, sale of scrap, and other miscellaneous income and expense items, all of which are not directly related to the Company's primary business. In 2001, 2000 and 1999, interest income totaled $96, $119 and $139, respectively.

Income Taxes

The Company has accounted for income taxes under SFAS No. 109, an asset and liability approach to accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Supplemental Cash Flow Information

Cash flows from operating activities include $4,611, $4,020 and $4,014 for the payment of federal and state income taxes and $188, $99 and $105 for the payment of interest during 2001, 2000 and 1999, respectively.

3. Acquisitions

On June 12, 2001 the Company acquired substantially all of the assets and assumed a portion of the liabilities of the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol"). The Company paid approximately $9,300 in cash and expenses. The acquisition was principally financed with borrowings on the Company's credit facility and cash generated from operations. The acquisition was accounted for as a purchase transaction. The preliminary purchase price was allocated based upon estimates of fair value of assets and liabilities. This excess of purchase price (as preliminarily allocated) over the estimated fair value of net assets acquired (goodwill) was $8,121. The Company is in the process of finalizing the valuations related to certain assets acquired and upon doing so will adjust the preliminary purchase price allocation if necessary. The results of operations for Biotrol are included in the consolidated financial statements since June 12, 2001.

On June 13, 2000 the Company acquired substantially all of the assets and assumed a portion of the liabilities of Plak Smacker. The Company paid $7,053 in cash. The acquisition was principally financed with borrowings on the Company's credit facility and cash generated from operations. The acquisition was accounted for as a purchase transaction. The purchase price was allocated based upon estimates of fair value of assets and liabilities. This excess of purchase price over the estimated fair value of net assets acquired (goodwill) was $6,126. The results of operations for Plak Smacker are included in the consolidated financial statements since June 13, 2000.

On April 2, 1999, the Company acquired Athena. The Company paid $4,241 in cash and issued $232 in notes payable to the previous shareholders. The cash portion of the purchase price was principally financed with cash generated from operations and borrowings on the Company credit line. The acquisition was accounted for as a purchase transaction. The purchase price was allocated based upon estimates of fair values. This excess of purchase price over estimated fair value of net assets (goodwill) was $4,747. The results of operations for Athena are included in the consolidated financial statements since April 2, 1999.

4. Segment Information

Segment information has been prepared in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." In 2000, with the acquisition of Plak Smacker, the Company has two operating segments according to SFAS No. 131: professional and retail. The professional segment sells products to dentists, dental hygienists and dental assistants. The retail segment sells products to consumers through mass merchandisers. There are no significant determinable assets or interest costs for the retail segment.

The table below is a summary of certain financial information relating to the two segments:

2001	*Professional*	*Retail*	*Consolidated*
Net sales	$ 58,824	$ 4,835	$ 63,659
Income from operations	$ 15,484	$ 261	$ 15,745
2000			
Net sales	$ 48,737	$ 2,650	$ 51,387
Income from operations	$ 13,428	$ 205	$ 13,633

5. Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors accounting for 35% of accounts receivable at December 31, 2001 and 30% of accounts receivable as of December 31, 2000.

The percentage of net sales to major distributors to total net sales consist of the following:

December 31	2001	2000	1999
Distributor			
Henry Schein, Inc	14.6%	17.0%	17.7%
Patterson Dental Company	13.3%	11.7%	14.7%

6. Inventories

Inventories consist of the following:

December 31	2001	2000
Finished products	$3,340	$3,708
Work in process	2,030	1,569
Raw materials and supplies	1,788	867
Total inventories	$7,158	$6,144

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 31	2001	2000
Land	$ 1,086	$ 508
Buildings and improvements	7,448	4,068
Machinery and equipment	15,350	12,427
Equipment rented to others	5,257	4,966
Construction in progress	605	552
	29,746	22,521
Less- Accumulated depreciation	(10,987)	(9,265)
Total property, plant and equipment, net	$18,759	$13,256

Machinery and equipment under capital lease and related accumulated depreciation was $794 and $356, respectively at December 31, 2001 and was $794 and $238, respectively at December 31, 2000. Depreciation expense was $1,922, $1,693 and $1,422 for 2001, 2000 and 1999, respectively.

8. Other Assets

Other assets consist of the following:

December 31	2001	2000
Patents	$ 297	$ 315
Investment in IAI	527	767
Notes receivable, long-term (see footnote 19)	500	500
Other	134	390
Total other assets	$1,458	$1,972

9. Intangible Assets

Intangible assets consist of the following:

December 31	2001	2000
Goodwill	$49,182	$40,977
Less- Accumulated amortization	(4,798)	(3,577)
Total intangible assets	$44,384	$37,400

Amortization of goodwill totaled $1,243, $1,001 and $848 for 2001, 2000 and 1999, respectively.

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31	2001	2000
Accounts payable	$2,045	$1,491
Accrued salaries and bonuses	1,391	1,191
Accrued expenses and other	2,988	2,396
Total accounts payable and accrued liabilities	$6,424	$5,078

11. Long-Term Debt and Credit Arrangements

During March 2001, the Company entered into a one-year $20.0 million credit agreement. The agreement was amended in April and September 2001, to extend the term to three years and increase the borrowing capacity to $40.0 million. Borrowings under the agreement bear interest at rates ranging from LIBOR + 1% to LIBOR + 2.25% or Prime to Prime + .5%. Administrative fees for this agreement range from .15% to .25% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2001, the Company was in compliance with all of these covenants. At December 31, 2001, there were $16,700 in outstanding borrowings under this arrangement.

In April 1999 and again in June 2000, the Company entered into one-year revolving credit arrangements, which provided a line of credit up to $5,000 at an interest rate of LIBOR + 1%. During 2000, the Company had borrowed $9,191 and re-paid $9,061 under these arrangements. At December 31, 2000, the Company had an outstanding revolving line of credit balance of $130. This arrangement was replaced in 2001 by the arrangement described above. Capitalized lease obligations of $284 were also outstanding at December 31, 2001.

Future maturities of the credit facility and capital lease obligations are as follows:

2002	$ 141
2003	75
2004	16,768
Total	$16,984

12. Common Stock

During 2001, the Company repurchased 1,052,100 shares of its Common Stock for $14,917. 1,050,000 of these shares were purchased from George Richmond, the Company's Chairman (see footnote 19). During 2001, the Company also reissued 119,325 shares of its Common Stock in conjunction with stock option exercises for $746. During 2000, the Company repurchased 11,250 shares of its Common Stock for $104 and reissued 11,700 shares in conjunction with stock option exercises for $99. During 1999, the Company completed the repurchase of 416,250 shares for $3,323 and reissued 13,500 shares in conjunction with a stock option exercise for $107.

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

13. Stock Awards

Stock Options

The Company adopted the 1997 Stock Option Plan (the Plan) effective in November 1997 and amended the Plan in 1999 and 2001. A total of 1,725,000 shares of Common Stock are reserved for issuance under this plan which is administered by the compensation committee of the Board of Directors (Compensation Committee). Participants in the Plan will be those employees whom the Compensation Committee may select from time to time and those nonemployee directors as the Company's Board of Directors may select from time to time. As of December 31, 2001, 1,421,700 options had been granted.

A summary of the options outstanding and exercisable is as follows:

	Shares	*Range of Exercise Prices*	*Weighted Average Exercise Price*
Outstanding, January 1, 1999	522,600	$8.00 - $11.67	$8.73
Granted	381,000	$8.46 - $9.29	$9.27
Exercised	13,500	$8.00	$8.00
Forfeited	102,150	$8.00 - $11.33	$8.39
Outstanding, December 31, 1999	787,950	$8.00 - $11.67	$9.05
Exercisable at December 31, 1999	137,363	$8.00 - $11.67	$8.85
Outstanding, January 1, 2000	787,950	$8.00 - $11.67	$9.05
Granted	—	— —	—
Exercised	11,700	$8.00 - $10.00	$8.51
Forfeited	7,350	$8.00 - $10.00	$8.81
Outstanding, December 31, 2000	768,900	$8.00 - $11.67	$9.07
Exercisable at December 31, 2000	438,000	$8.00 - $11.67	$8.99
Outstanding, January 1, 2001	768,900	$8.00 - $11.67	$9.07
Granted	487,500	$14.02	$14.02
Exercised	119,325	$8.00 - $11.33	$8.58
Forfeited	47,550	$8.00 - $11.33	$9.56
Outstanding, December 31, 2001	1,089,525	$8.00 - $14.02	$11.31
Exercisable at December 31, 2001	483,225	$8.00 - $11.67	$9.08

The weighted average remaining contractual life of the options outstanding at December 31, 2001 is 8.3 years. As of January 1, 2002, 674,625, shares were exercisable with a range of exercise prices from $8.00 - $14.02 with a weighted average price of $10.38.

The Compensation Committee of the Board of Directors establishes vesting schedules for each option issued under the Plan. Outstanding options generally vest over four years. The exercise price was equal to the fair value of the Common Stock at the date of grant. All options expire 10 years from the grant date.

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company elected APB Opinion No. 25, "Accounting for Stock Issued to Employee," and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation costs for the Plan been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would approximate the pro forma amounts below:

	Year Ended December 31, 2001		*Year Ended December 31, 2000*		*Year Ended December 31, 1999*	
Unaudited	*As Reported*	*Pro Forma*	*As Reported*	*Pro Forma*	*As Reported*	*Pro Forma*
Net income	$9,545	$8,630	$8,305	$7,556	$7,152	$6,668
Earnings per share:						
Basic	$ .99	$ .89	$ .85	$ .77	$ .73	$ .68
Diluted	$ .96	$ .87	$ .84	$ .76	$ .72	$ .67

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (i) dividend yield of 0%; (ii) expected volatility of 43.7% and 27.8% for 2001 and 1999, respectively; (iii) risk free interest rate of 4.8% and 6.4% for 2001 and 1999, respectively; and (iv) expected life of 8.0 years for 2001 and 1999. The weighted average fair value of the options at the grant date was $8.49 and $4.98 for 2001 and 1999, respectively. No options were granted in 2000.

Restricted Stock

Under the above Plan, restricted stock may be awarded or sold to participants under terms and conditions established by the Compensation Committee. For restricted stock grants, compensation expense is based upon the grant date market price and is recorded over the vesting period. In October 2001, the Company granted 120,000 shares of restricted stock to certain executive officers of the Company. No monetary consideration was paid by the officers who received the restricted stock. These shares vest 20% each year for five years starting in October 2002. For the year ended December 31, 2001, the Company recorded $74 of compensation expense related to the restricted stock grants.

14. Earnings Per Share

Basic earnings per share (Basic EPS) is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share (Diluted EPS) include the dilutive effect of stock options and restricted stock, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Net income	$9,545	$8,305	$7,152
Weighted average shares outstanding for basic earnings per share	9,662,100	9,752,237	9,848,432
Dilutive effect of stock options and restricted stock	241,839	161,676	31,159
Weighted average shares outstanding for diluted earnings per share	9,903,939	9,913,913	9,879,591
Basic earnings per share	$ .99	$ .85	$ .73
Diluted earnings per share	$ .96	$ .84	$ .72

15. Quarterly Financial Data (Unaudited)

2001	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$13,929	$15,022	$16,760	$17,948	$63,659
Gross profit	7,113	7,935	8,895	9,699	33,642
Net Income	1,966	2,269	2,425	2,885	9,545
Earnings per share—basic	.20	.23	.25	.31	.99
Earnings per share—diluted	.20	.23	.24	.30	.96

2000	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$10,191	$11,860	$14,139	$15,197	$51,387
Gross profit	5,753	6,463	7,298	7,873	27,387
Net Income	1,757	1,967	2,125	2,456	8,305
Earnings per share—basic	.18	.20	.22	.25	.85
Earnings per share—diluted	.18	.20	.21	.25	.84

16. Income Taxes

The components of the provision for income taxes are as follows:

Years Ended December 31	2001	2000	1999
Current	$5,149	$4,336	$3,610
Deferred	826	884	962
Total provision for income taxes	$5,975	$5,220	$4,572

The income tax provisions are different from the amount computed by applying the U.S. federal income tax rates to income before provision for income taxes. The reasons for these differences are as follows:

Years Ended December 31	2001	2000	1999
Income before provision for income taxes	$15,520	$13,525	$11,724
U.S. federal income tax rate	35%	34%	34%
Computed income taxes	5,432	4,599	3,986
Goodwill amortization	143	135	128
Other	(59)	69	53
Provision for federal income taxes	5,516	4,803	4,167
State income taxes, net of federal tax benefit	459	417	405
Provision for income taxes	$ 5,975	$ 5,220	$ 4,572
Effective tax rate	38.5%	38.6%	39.0%

Temporary differences that gave rise to deferred income tax assets and liabilities are as follows:

December 31	2001	2000
Deferred income tax assets:		
Trade accounts receivable	$ 77	$ 85
Inventories	100	182
Accrued liabilities	847	755
Total deferred income tax assets	1,024	1,022
Deferred income tax liabilities:		
Property, plant and equipment	(1,937)	(1,723)
Intangibles	(1,648)	(1,284)
Other	(727)	(478)
Total deferred income tax liabilities	(4,312)	(3,485)
Net deferred income tax liability	$(3,288)	$(2,463)

Current deferred income tax assets of $1,024 and $1,022 are included in other current assets as of December 31, 2001 and 2000, respectively.

17. Sales of Equipment Rented to Others

Panoramic periodically sells x-ray equipment that has been rented to customers in its normal course of business. The Company recognizes revenue for the proceeds of such sales and records as cost of goods sold the net book value of the equipment. Net sales of the equipment were $1,014, $1,434 and $1,170 for 2001, 2000 and 1999, respectively and gross profit from the sales was $555, $712 and $642 for 2001, 2000 and 1999, respectively.

18. Employee Benefits

The Company has a defined contribution 401(k) plan covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $258, $234 and $26 for 2001, 2000 and 1999, respectively. The Company also provides certain healthcare insurance benefits for substantially all employees.

19. Related-Party Transactions

In November 2001, the Company purchased 1,050,000 shares of its Common Stock from George E. Richmond its Chairman and then Chief Executive Officer for approximately $14,900.

The Company sells products to, and pays for services from, a corporation in which a principal stockholder of the Company has an equity interest. Net sales to such corporation totaled $70, $77, and $86 in 2001, 2000 and 1999, respectively. Amounts paid for services totaled $2, $3 and $3 in 2001, 2000 and 1999, respectively.

Prior to 2001, the Company provided administrative services for a corporation in which an officer of the Company has an equity interest. This corporation provided financing for certain purchasers of the Company's products. Net sales of the Company's products through financing arrangements with such corporation totaled $0 and $277 during 2000 and 1999, respectively. Net sales from such corporation totaled $16 and $18 in 2000 and 1999 and the accounts receivable from the corporation totaled $12 and $4 at December 31, 2000 and 1999, respectively. There was no activity and no accounts receivable with this corporation in 2001.

In August 2000, the Company loaned an officer of the Company $500 in exchange for a three-year unsecured promissory note at an interest rate of 6.27% payable annually. The note is included in other long-term assets on the balance sheet at December 31, 2001 and 2000, respectively. Interest income of $31 and $13 related to this note was recorded in 2001 and 2000, respectively.

20. Commitments and Contingencies

The Company leases certain office, warehouse, manufacturing facilities, automobiles, and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $636, $324 and $151 for 2001, 2000 and 1999, respectively. Rental commitments amount to: $661 for 2002, $157 for 2003, $99 for 2004 and $42 for 2005.

On May 24, 2001, Sultan Dental Products, Ltd. ("Sultan") filed a complaint in the United States District Court for the Southern District of New York (which was subsequently dismissed by the plaintiff and refiled in the United States District Court for the District of New Jersey on October 16, 2001) asserting that the Young disposable prophy angle infringes a patent that is exclusively licensed to Sultan. The complaint seeks a permanent injunction and unspecified damages. While this matter is in its early stages, the Company believes it has meritorious defenses to the claims and intends to vigorously defend this matter. In addition, on January 25, 2002, Young filed a complaint in the United States District Court for the Eastern District of Missouri asserting that the manufacture of the Sultan disposable prophy angle infringes Young's U.S. Patent No. 5,749,728. The complaint seeks a permanent injunction and damages.

The Company and its subsidiaries from time to time are also parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

21. New Accounting Standards

In July 2001, the Financial Accounting Standards Board adopted SFAS No. 141 "Business Combinations" and No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 as well as all business combinations for which the date of acquisition is July 1, 2001 or later to be accounted for using the purchase method of accounting. The adoption of SFAS No. 141 did not effect the consolidated financial statements of the Company.

Under SFAS No. 142, goodwill is no longer subject to amortization over its useful life; rather, it is subject to at least annual assessments of impairment. Also, under SFAS No. 142, an intangible asset should be recognized if the benefit of the intangible is obtained through contractual or other legal rights or if the intangible asset can be sold, transferred, licensed, rented or exchanged. The Company stopped amortizing goodwill effective January 1, 2002 in accordance with the provisions above. Other intangible assets will continue to be amortized over their estimated useful lives. In addition, the Company is in the process of performing their initial goodwill impairment test.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is required to be implemented by the Company by January 1, 2003. Adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements of the Company.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for the long-lived assets to be disposed of and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS No. 121. SFAS No. 144 is required to be implemented by the Company on January 1, 2003. Adoption of SFAS No. 144 will not have a material impact on the consolidated financial statements of the Company.

22. Subsequent Events

The Board of Directors of the Company authorized a three-for-two stock split on all issued shares of its Common Stock, payable March 28, 2002, for stockholders of record on March 22, 2002. For every two shares of the Company's Common Stock held on the record date, the holder will receive one additional share. In lieu of fractional shares, each shareholder will be paid a cash equivalent based upon the closing stock price of the Common Stock on the Nasdaq National Market on March 22, 2002, as adjusted for the stock split. The financial statements set forth herein have been adjusted to reflect the stock split.

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts except share and per share data are expressed in thousands.

Years Ended December 31	2001[1][2]	2000[3]	1999[4]	1998[5][6]	1997
Income Statement Data					
Net sales	$63,659	$51,387	$42,712	$36,595	$24,986
Cost of goods sold	30,017	24,000	18,825	16,467	10,129
Gross profit	33,642	27,387	23,887	20,128	14,857
Selling, general and administrative expenses	17,897	13,754	12,195	10,623	7,333
Income from operations	15,745	13,633	11,692	9,505	7,524
Interest expense and other, net	225	108	(32)	(326)	876
Income before provision for income taxes	15,520	13,525	11,724	9,831	6,648
Provision for income taxes	5,975	5,220	4,572	3,782	2,538
Net income	$9,545	$8,305	$7,152	$6,049	$4,110
Basic earnings per share [7]	$ .99	$ .85	$ .73	$ .60	$ .57
Basic weighted average common shares outstanding [7]	9,662	9,752	9,848	10,145	7,163
Diluted earnings per share [7]	$ .96	$ .84	$ .72	$ .59	$ .57
Diluted weighted average common shares outstanding [7]	9,904	9,914	9,880	10,208	7,173

As of December 31	2001[1][2]	2000[3]	1999[4]	1998[5][6]	1997
Balance Sheet Data					
Working capital	$12,439	$11,578	$9,438	$10,100	$16,375
Total assets	83,605	69,592	60,336	54,744	45,429
Total debt (including current maturities)	16,984	592	893	—	—
Stockholders' equity	55,885	60,437	52,137	48,201	41,208

[1] Weighted average common shares outstanding decreased from 2000 to 2001 as a result of the Company's buyback of 1,050 shares from George E. Richmond, its Chairman of the Board.

[2] On June 12, 2001 the Company acquired substantially all of the assets of the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol"). The income statement data for *the year ended December 31, 2001 include results of operations for Biotrol from June 12,* 2001 through December 31, 2001. The balance sheet data as of December 31, 2001 includes the Biotrol acquisition.

[3] On June 13, 2000 the Company acquired substantially all of the assets of Plak Smacker. The income statement data for the year ended December 31, 2000 include results of operations for Plak Smacker from June 13, 2000 through December 31, 2000. The balance sheet data as of December 31, 2000 includes the Plak Smacker acquisition.

[4] On April 2, 1999, the Company acquired Athena. The income statement data for the year ended December 31, 1999 includes results of operations for Athena from April 2, 1999 through December 31, 1999. The balance sheet data as of December 31, 1999 includes the Athena acquisition.

[5] On February 27, 1998, the Company acquired substantially all of the assets of Panoramic. The income statement data for the year ended December 31, 1998 include results of operations for Panoramic from February 27, 1998 through December 31, 1998. The balance sheet data as of December 31, 1998 includes the Panoramic acquisition.

[6] *Weighted average common shares outstanding increased from 1997 to 1998 as a result of* the issuance of 3,450 shares in connection with the Company's initial public offering in November 1997.

[7] Earnings per share data and shares outstanding retroactively reflect the impact of the three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers give effect to such stock split.

Stock Market Information and Dividend Policy

The Common Stock trades on the Nasdaq National Market under the symbol of "YDNT."

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to stockholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

The following table, as adjusted for the stock split, sets forth the high and low prices of the Common Stock as reported by the Nasdaq National Market during the last eight quarters.

		Market Price	
2000	Quarter	High	Low
	First	$11.17	$8.67
	Second	$12.00	$9.83
	Third	$14.67	$9.96
	Fourth	$12.83	$8.67

		Market Price	
2001	Quarter	High	Low
	First	$13.83	$11.83
	Second	$16.33	$12.00
	Third	$16.08	$12.00
	Fourth	$17.83	$12.50

On February 28, 2002, there were approximately 32 holders of record of the Company's Common Stock.

The Company has not paid cash dividends on its Common Stock since its inception. The Company currently intends to retain earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors and will be subject to any applicable restrictions contained in the Company's then existing credit arrangements.

DIRECTORS AND OFFICERS

Board of Directors

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Chief Executive Officer,
President & Chief Operating Officer

Arthur L. Herbst, Jr.
Executive Vice President &
Chief Financial Officer

Richard G. Richmond
Former President of Young Dental
Manufacturing, a division of
Young Innovations

Brian F. Bremer[1,2]
Partner—Crobern Management
Partnership II LP
Partner—Myerson, LP

Richard P. Conerly[1]
Retired: Former Chairman &
Chief Executive Officer
Orion Capital, Inc.

Connie H. Drisko[2]
Associate Dean for
Research School of Dentistry
University of Louisville

Craig E. LaBarge[1]
Chief Executive Officer & President
LaBarge, Inc.

James R. O'Brien[2]
Managing Director
Wellston Group

[1] Audit Committee
[2] Compensation Committee

Executive Officers

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Chief Executive Officer,
President & Chief Operating Officer

Arthur L. Herbst, Jr.
Executive Vice President &
Chief Financial Officer

Eric J. Stetzel
Vice President

Daniel E. Garrick
Vice President

Sean T. O'Connor
Vice President

CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133

Stock Listing
Nasdaq/AMEX
Symbol: YDNT

Independent Certified Public Accountants
Arthur Andersen, LLP
Chicago, Illinois

Transfer Agent
UMB Bank
P.O Box 410064
Kansas City, Missouri 64141
816-860-7445

ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Tuesday, May 14, 2002, starting at 10:00 a.m. at:

Renaissance St. Louis Airport Hotel
9801 Natural Bridge Road
St. Louis, Missouri

YOUNG INNOVATIONS, INC.

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133

Young Innovations develops, manufactures and markets supplies and equipment used by dentists and dental hygienists.